					Exhibit 12.1
						9/1/2010
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2009
and the year to date June 30, 2010

						Six
						Months
						Ended
Year ended December 31,						June 30,
	2005	2006	2007	2008	2009	2010
--------------------------------------------------Thousands of Dollars-------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$120,951	$124,582	$135,082	$158,651	$170,461	$95,226
Interest expense, net of amounts capitalized	40,317	44,134	44,680	43,098	38,358	24,522
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	515	160	1,048	3,973	9,489	1,228
Earnings as defined	$161,783	$168,876	$180,810	$205,722	$218,308	$120,976

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$29,718	$28,863	$36,351	$41,174	$42,166	$23,010
Interest on affiliated loans	5,018	6,887	4,510	739	80	40
Interest on interim obligations	1,472	3,713	169	513	701	30
Amort of debt disc, premium and expense, net	2,963	2,894	2,837	2,755	2,890	1,534
Other interest charges	1,661	1,937	1,861	1,890	2,010	1,136
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$40,832	$44,294	$45,728	$47,071	$47,847	$25,750

RATIO OF EARNINGS TO FIXED CHARGES	3.96	3.81	3.95	4.37	4.56	4.70